UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Beverly Hills Rejuvenation Center, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
November 30, 2005

Physical address of issuer
1856 S. Sepulveda Blvd, Los Angeles, CA 90025

Website of issuer
bhrcenter.com

Name of intermediary through which the Offering will be conducted
Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary

007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful intermediate and final closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total Securities sold in the Offering

*Name of qualified third party "Escrow **Facilitator**" which the Offering will utilize*
North Capital Private Securities Corporation

Type of security offered
Common Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$1.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
November 25, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,237,964.00	$1,716,761.00
Cash & Cash Equivalents	$48,300.00	$373,958.00
Accounts Receivable	$341,366.00	$353,416.00
Short-term Debt	$423,331.00	$257,095.00
Long-term Debt	$758,423.00	$874,289.00
Revenues/Sales	$539,257.00	$760,492.00
Cost of Goods Sold	$259,638.00	$530,549.00
Taxes Paid	$0.00	$0.00
Net Income	$227,965.00	$90,203.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 20, 2024

FORM C

Up to $1,235,000.00

Beverly Hills Rejuvenation Center, Inc.



Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Beverly Hills Rejuvenation Center, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds.com (the "Intermediary"). The Intermediary will be entitled to receive a cash fee of 7% of the amount raised in the Offering and securities in an amount equal to 2% of the total securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Aggregate Maximum Offering Amount	$1,235,000.00	$86,450.00	$1,148,550.00

(1) The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at bhrcenter.com no later than 120 days after the end of the Company's fiscal year. **The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is November 20, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection

7

with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

SUMMARY 10
    The Business 10
    The Offering 11
RISK FACTORS 11
    Risks Related to the Company's Business and Industry 11
    Risks Related to the Securities 19
BUSINESS 22
    Description of the Business 22
    History of the Business 24
    The Company's Products and/or Services 25
    Competition 25
    Supply Chain and Customer Base 26

Intellectual Property 27
Governmental/Regulatory Approval and Compliance...28
Litigation..28
Other...29
USE OF PROCEEDS 29
DIRECTORS, OFFICERS AND EMPLOYEES 30
Directors and Officers 30
Employees 34
CAPITALIZATION AND OWNERSHIP 34
Capitalization 34
Ownership 38
FINANCIAL INFORMATION 38
Operations 38
Liquidity and Capital Resources 39
Capital Expenditures and Other Obligations...39
Trends and Uncertainties..39
THE OFFERING AND THE SECURITIES 39
The Offering...39
The Securities 41
Voting and Control...41
Anti-Dilution Rights..42
Restrictions on Transfer 42
Other Material Terms 42
TAX MATTERS..42
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 43
Related Person Transactions 43
Conflicts of Interest..43
OTHER INFORMATION 44
Bad Actor Disclosure..44
EXHIBITS 47

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: bhrcenter.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Beverly Hills Rejuvenation Center, Inc. (the "Company") is a California Corporation, formed on November 30, 2005.

The Company is located at 1856 S Sepulveda Blvd, Los Angeles, CA 90025.

The Company's website is bhrcenter.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is a national regenerative and aesthetic medicine organization. We focus on regenerative wellness and beauty processes and products that promote healing and Aesthetic repair from the inside out as well as the latest in proven medical weight loss, body contouring, and aesthetic treatments. We generate revenue through direct to consumer service sales, franchise sales and license fees.

The Offering

Minimum amount of Common Stock being offered	10,000
Total Common Stock outstanding after Offering (if minimum amount reached)	35,010,000
Maximum amount of Common Stock being offered	1,235,000
Total Common Stock outstanding after Offering (if maximum amount reached)	36,235,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$500.00
Offering deadline	November 25, 2025
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 41 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may

commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

As a distributor of injectable products, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations, business strategy, and we devote significant resources to protecting our information by storing sensitive information in encrypted cloud drive with strict access controls as well as managing employee issued devices with Microsoft ATP (advanced threat protection) policies. The expenses associated with protecting our information/ these steps could reduce our operating margins.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Dan Holtz, Devin Haman, Christiana White, Alexandra McGuan, and David Tiktin who are officers and directors of the Company. The Company has or intends to enter into employment agreements with Dan Holtz, David Haman, Christiana White, Alexandra McGuan, and David Tiktin although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Dan Holtz, Devin Haman, Christiana White, Alexandra McGuan, and David Tiktin or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks and franchises in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technologies and the uncertainty of intellectual property litigation, and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the minimum amount raised in the Offering. There is no guarantee the Company will be able to raise the minimum amount or more in this Offering. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Dan Holtz, Devin Haman, Christiana White, Alexandra McGuan, and David Tiktin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Dan Holtz, Devin Haman, Christiana White, Alexandra McGuan, and David Tiktin die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Successful development of our products is uncertain.

The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;

* unplanned expenditures in product development, clinical testing, or manufacturing;

* failure to receive regulatory approvals;

* inability to manufacture on our own, or through any others, product candidates on a commercial scale;

* failure to achieve market acceptance; and

* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA

privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory authorities globally.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.

Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and state laws pertaining to healthcare fraud and abuse could adversely affect our business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a small group of third-party distributors to effectively distribute our products outside the United States.

We depend, in part, on medical device distributors for the marketing and selling of our products in most geographies outside of the United States. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.

In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

Risks Related to the Securities

The Common Stock will not be freely tradable until one year from the initial purchase date. Although the Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Stock. Because the Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Common Stock.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company is a national regenerative and aesthetic medicine organization. We focus on regenerative wellness and beauty processes and products that promote healing and Aesthetic repair from the inside out as well as the latest in proven medical weight loss, body contouring, and aesthetic treatments. We generate revenue through direct to consumer service sales, franchise sales and license fees.

Business Plan

Company Overview

- **Name:** Beverly Hills Rejuvenation Center (BHRC)
- **Established:** 2005
- **Industry:** Med Spa and Regenerative Medicine
- **Current Footprint:** 23 locations

2. Vision and Mission

- **Vision**: To be the global leader in aesthetic and regenerative medicine, enhancing the well-being and confidence of our clients.
- **Mission**: To provide innovative, high-quality, and personalized treatments that promote beauty, wellness and improve quality of life. We do this in a luxury setting with a red-carpet customer service experience.

3. Strategic Objectives

- **Grow Beauty Bank Membership Base:** Increase our recurring revenue by expanding our beauty bank membership program, offering exclusive benefits and personalized treatment plans.
- **Scale Franchise Clinic Footprint**: Open new franchise locations in key markets to increase our brand presence and accessibility.
- **Innovative Regenerative Medicine Solutions**: Introduce cutting-edge regenerative medicine treatments to stay ahead of industry trends and meet growing consumer demand.
- **Educational Resources**: Launch comprehensive educational resources to position ourselves as subject matter experts and build consumer trust.
- **Hire Best-in-Class Medical Providers**: Attract and retain top medical talent to ensure the highest quality of care and service.
- **Operational Excellence:** Partner with experienced executives to continuously improve our clinic playbooks and operational processes.
- **International Expansion**: Enter new international markets to broaden our global reach.

4. Market Analysis

- **Industry Growth**: The med spa industry is projected to continue its rapid growth, with U.S. revenues reaching $23.2 billion in 2023.
- **Consumer Trends**: Growth Rate: The med-spa industry has been growing at a compound annual growth rate (CAGR) of approximately 10%. This growth is driven by increasing consumer interest in wellness and aesthetic treatments.
- **Revenue and Visits:** In 2022, the U.S. med-spa industry crossed the $20 billion revenue mark, with a significant increase in the number of visits. This indicates strong consumer demand and a robust market.
- **Private Equity Interest:** The industry has attracted substantial interest from private equity firms due to its high margins and repeat customer base. This influx of investment is helping to drive technological advancements and expand service offerings.
- **Customer Demographics:** The core demographic for med-spas includes individuals aged 30 to 60, with increasing interest from younger age groups. This broadening demographic base supports sustained growth.
- **Economic Resilience:** The med-spa industry has shown resilience even during economic downturns, maintaining strong growth and consumer demand.

5. Competitive Landscape: Traditional Med Spa's focus on Aesthetics only, vs supporting the whole person and addressing internal factors that impact appearance and overall well being. So you may get treated at a traditional Med Spa and look lovely, but still feel terrible. On the other hand, clinics that address regenerative medicine, such as hormones and weight loss, rarely offer Aesthetic services as a method to achieve "wellness" and when they do, it's often as an afterthought with one or two providers that offer injectable services part time so there isn't the confidence in those services. Our entire approach is "comprehensive treatment planning" to support the whole individual with the mission to improve all aspects of beauty and wellness which we believe unlocks the secret of true vitality. More and more, consumers are gravitating toward pro-active healthcare as part of their self care strategy and we are at the forefront of that consumer shift.

6. Marketing and Sales Strategy

- **Membership Growth**: Implement targeted marketing campaigns to attract new beauty bank and weight loss members, leveraging social media, influencer partnerships, testimonials and referral programs.
- **Franchise Expansion**: Develop a robust franchise sales strategy, including franchise expos, digital marketing, and strategic partnerships.
- **Regenerative Medicine:** Promote new higher margin and revenue treatments through webinars, workshops, and collaborations with medical professionals and targeted education to our existing customer base.
- **Sales experts in each clinic:** Develop or hire a "lead PC" in each clinic with core competencies in sales and pipeline follow up who can pro-actively support the CSM in all daily sales efforts and improvements in sales mix.
- **Educational Content**: Create and distribute high-quality educational content through blogs, videos, and online courses to establish authority and engage potential clients.
- **Client re-education campaign:** Use targeted marketing to our existing client base through email, social media and the app to educate them about why everyone needs a comprehensive treatment plan to increase client inquiries into other services.
- **Client self-service through e-commerce:** Continue aggressive campaigning to existing client base to download our app. Promote in clinic and closed hours sales to app clients through automated re-targeting campaigns that promote their self-service in the app.

7. Operations Plan

- **Performance Management**: Finalize talent profiles and core competencies for each key role in the business and begin hiring and performance managing to those standards.
- **Clinic Playbooks**: Standardize and optimize clinic operations to ensure consistency and efficiency across all locations.
- **Training Programs**: Identify and support regional medical trainers and in clinic medical leaders to develop comprehensive training programs for staff to maintain high standards of care, service and sales
- **Technology Integration**: Implement advanced technology solutions such as facial scans for treatment planning, advanced lab testing and holographic imaging for client education in clinic to enhance client engagement, better customize treatment plans, and make visits more informative while giving us a competitive edge.
- **Improved reporting solutions:** Better systematize reporting and possibly adopt new data solutions to improve reporting for campaign ROI's, rebooking rates, lifetime client value, membership attrition, inventory turnover and product sales trends to allow us to make better, more data driven decisions.
- **Client experience data collection:** Launch automated client experience tracking and periodic campaigns to make us more responsive to consumer feedback and the voice of the customer.

History of the Business

Founded in 2005 by Dan Holtz to provide regenerative services to clients and expanded to multiple locations as a Med Spa in 2011 and launched into franchise offer and operations, scaling to 23 locations from 2016-2024. Since launch the company has been featured in various media outlets including entertainment tonight, Fox business, people magazine and been a service provider to the stars, gaining credibility and exposure as the Nations leading aesthetic medicine brand.

The Company's Products and/or Services

Product / Service	Description	Current Market
Medical weight loss	Semaglutide/Terzepatide based weight loss program	Consumers looking for a medical weight loss product who meet the medical requirements for such service
Hormone therapy	Variety of sex hormone therapy products such as testosterone and estradiole	Consumers with hormone imbalances looking for a medical solution to their concern.
Variety of non surgical aesthetic procedures	Traditional and regenerative PRP type Aesthetic injectables, cool sculpting body contouring, laser hair removal, ultherapy skin tightening, cell sound body contouring, clear and brilliant and hydra facial treatments and micro-needling with PRP aka Morpheus 8	Consumers with concerns about stubborn fat, skin laxity, acne, wrinkles, and fine lines
BHRC Rejuvology skin care line	BHRC branded "clean" line of skin care products including an exfoliating gel, eye cream and facial serum	Consumers with aging skin or with sensitive or young skin that they want to preserve and improve the texture

We are constantly researching and developing new, cutting edge products and procedures with implications for wellness, aesthetics and longevity, which we think might appeal to our customers. We are very close to launching a new product with cell repair and tissue regenerative properties that can be licensed for use by other medical organizations.

We offer our services directly to the consumer through our retail locations.

Competition

The Company's primary competitors are Next Health, Thrive Labs, Laser Away, Skin Spirit.

We combine functional medicine, regenerative medicine, and traditional med spa services along with cutting edge aesthetic services to create comprehensive treatment plans, customized for each individual. This holistic approach is light years more advanced than the traditional med spa environment which is much more transactional and has fewer services. Our other competitors are pro-active health and wellness companies that offer hormones, medical weight loss and preventative therapies. These national brands do not offer aesthetic or body contouring/improvement services so they are not able to provide a one stop shop for comprehensive treatment planning for overall rejuvenation. We compete by offering full aesthetic and wellness and longevity services at competitive rates, in a luxury environment.

Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources. Almost all of our injectable products come from three main vendors and our most popular injectable line comes from only one vendor, Allergan. Allergan also supplies our CoolSculpting device, one of our core services as well as Diamond Glow, a popular facial service. Our other device based services such as laser and radiofrequency come from a variety of other providers, but again the total vendors is a small group of suppliers. The services we will expanding, such as hormone and peptides are available from numerous quality suppliers. Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Allergan	Injectable fillers and Wrinkle relaxer product	50%
Galderma	Injectable fillers and wrinkle relaxer product	40%
Merz	Injectable wrinkle relaxer	10%
McCesson	Medical supplies to deliver services	80%
Henry Shine	Medical supplies to deliver services	20%
Rejuran	Topical post treatment healing product	90%
Central Drugs	Testosterone, Estrogen, Thyroid, Progesterone, HGH, HCG	100%
Merz	Ultherapy lines	100%
Cool Sculpting	Cool Sculpting Cards	100%

ViPeel	Facial and Body Peels	60%
Skin Better	Facial and Body Peels	40%

Our customers are highly educated, with greater than $100K annual income individuals primarily in the California, Texas and Las Vegas markets. We are direct to consumer services so our clients respond directly to our ads or website searches and are directed to our clinics for service.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5635933	Hormone replacement therapy; vaginal rejuvenation treatments, elimination of body fat cells through freezing procedures; laser treatment for skin resurfacing and remodeling, cellulite removal and hair removal; cosmetic treatments in the nature of injectable treatments for the skin and body, namely, cosmetic neurotoxins, dermal fillers, synthetic deoxycholic acids and other substances intended to destroy fat cells; weight loss program services; ultrasound and radio frequency procedures for weight loss, fat loss and for the tightening and restoration of the skin; skin facial; medical grade skin	Design Mark: Modified scarab with the words Beverly Hills Rejuvenation Center to the right of the scarab	October 31, 2017	December 25, 2018	USA

		peel services; hair restoration services; hyperbaric chamber treatments to improve stamina, energy, endurance and body recovery time; laser treatments to reduce body inflammation, relieve pain and stimulate stem cell regeneration, in International Class 44.				

Franchises

Franchisor	Franchisee	Description	Termination Date
BHRC Franchising LLC	Beverly Hills Rejuvenation Center	The franchise offered is for a Beverly Hills Rejuvenation Center ("Center"). Centers are fixed location retail facilities that offer and sell goods and services to customers and services to medical practices. Length of franchise term is 10 years.	5/13/2032

Governmental/Regulatory Approval and Compliance

As a healthcare entity we are required to adhere to strict regulations related to the patient safety and protocols, data privacy, corporate practice of medicine, advertising and marketing, scope of practice and safety of equipment and services provided to patients. These are all standard regulations in the healthcare industry and we have extensive operational efficiencies and staff support to remain compliant.

Food and Drug Administration (FDA): Oversees the safety and efficacy of medical devices and injectables used in med spas;

Health Insurance Portability and Accountability Act (HIPAA): Ensures compliance with patient privacy and data security regulations;

Federal Trade Commission (FTC): Enforces truthful advertising and marketing practices;

State Medical Boards: Regulate the practice of medicine within each state, including the supervision of medical procedures performed in med spas;

State Nursing Boards: Oversee the licensing and practice of nurses who may perform certain procedures in med spas;

State Cosmetology Boards: Regulate non-medical cosmetic procedures and the licensing of aestheticians;

Occupational Safety and Health Administration (OSHA): Ensures workplace safety and health standards are met; and

Office of the Inspector General (OIG): Monitors compliance with federal healthcare laws and regulations.

Litigation

On September 27, 2023, Scarlett Bella Vaiere filed a Personal Injury - Medical Malpractice lawsuit against the Company in the San Diego County Superior Courts. The case status is pending.

Other

The Company's principal address is 1856 S Sepulveda Blvd, Los Angeles, CA 90025

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700	7.00%	$86,450
Campaign marketing expenses or related reimbursement	23.00%	$2,300	20.00%	$247,000
Estimated Attorney Fees	35.00%	$3,500	0.28%	$3,500
Estimated Accountant/Auditor Fees	35.00%	$3,500	0.28%	$3,500
General Marketing	0.00%	$0	19.43%	$240,000
Equipment Purchases	0.00%	$0	16.19%	$200,000
General Working Capital	0.00%	$0	36.81%	$454,550
Total	**100.00%**	**$10,000**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If the needs of the business change or significantly less capital is raised from the maximum offering amount.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dan Holtz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Director, and Chief Executive Officer: December 2005 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, Director, and Chief Executive Officer of Beverly Hills Rejuvenation Center, Inc: December 2005 - Present

Dan provides strategic vision and logistics support to the organization. In addition, he provides subject matter expertise as needed and brokers new and ongoing projects and partnerships with beneficial vendors and business partners.

Education
High School Diploma, Everly Community High School, Everly Iowa

Name

Devin Haman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Director, Chief Financial Officer, and Secretary: December 2005 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tracking cash flow and financial planning; analyzing the company's financial strengths and weaknesses; proposing corrective actions; building financial models and preparing financial statements; overseeing investment portfolios; crafting financial reports; developing financial forecasts; monitoring cash flow; and advising other executives and board members on data-driven decisions.

Co-Founder, Director, Chief Financial Officer, and Secretary of Beverly Hills Rejuvenation Center, Inc: December 2005 - Present

Education

Bachelor of Science Mechanical Engineering, Valparaiso University, 1984

Name

David Tiktin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: November 2024 - Present
Financial Controller: January 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Beverly Hills Rejuvenation Center, Inc.: November 2024 - Present
Financial Controller of Beverly Hills Rejuvenation Center, Inc.: January 2012 - Present

Financial controller of accounts; track and document all expenses and income via financial software, maintain accurate balance sheets, assist with routine corporate audits with third party auditors, supply monthly P and L statements, track all vendor contracts as well as leases, equipment leases and other outstanding debt, approve finances for payroll and maintain appropriate licenses for financial compliance

Education

California State University, Master of Arts, Northridge, Northridge CA
Miami University, Bachelor of Science, Oxford, Ohio

Name

Christiana White

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Senior Vice President: November 2023 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Senior Vice President of Beverly Hills Rejuvenation Center, Inc.: November 2023 - Present
Senior Director Operations Excellence of Ideal Image: February 2020 - October 2023

- Operational Management: Overseeing the daily operations to ensure efficiency and effectiveness in all business processes
- Strategy Implementation: Executing the company's business strategies and ensuring they align with the overall goals set by the CEO and the board
- Performance Monitoring: Analyzing performance reports from various departments to evaluate employee and operational performance
- Goal Setting: Establishing goals for company growth and ensuring these goals are met through effective planning and execution
- Human Resources Oversight: Managing recruitment, hiring, and training processes to build a strong workforce

- Financial Management: Overseeing financial operations, including budgeting, forecasting, and financial planning
- Policy Development: Developing and implementing business policies and procedures to improve company culture and operational efficiency
- Reporting: Creating and delivering reports to the CEO on all matters requiring their attention
- Relationship Management: Maintaining healthy relationships with business partners and stakeholders
- Innovation and Improvement: Introducing new policies and strategies to enhance business operations and drive continuous improvement

An accomplished sales and operations executive with 20 years' experience developing/implementing competitive corporate business strategies for national retail medicine brands including Hair Club for Men, Sono Bello and Ideal Image. Servant leader with a focus on revenue generation, profitability, process development and team growth/culture. She has had long term success scaling people, systems and service lines in high growth markets as well turnaround endeavors. Extensive experience coaching directors, managers, teams and sales experts to crush goals by creating outstanding customer experience, deeply motivated teams and personally rewarding careers.

Education

Therapon Institute for Counseling Studies
Six Sigma Green Belt Certified

Name

Alexandra McGuan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Franchise Development, Senior Director of Sales and Business Development: May 5, 2021 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Franchise Development, Senior Director of Sales and Business Development of Beverly Hills Rejuvenation Center, Inc.: May 5, 2021 – Present

Responsible for franchise expansion and development, sales strategy and revenue growth, clinic operations and implementation.

Experienced Franchise Director with a demonstrated history of working in the health, wellness, and fitness industry. Successfully created people- and process-focused structures as both a franchisee and franchisor in an established system, as well as in a start-up culture. Skilled in Operations Management, Strategic Planning, and Leadership Development.

Education

University of California Los Angeles, Bachelor of Arts in Psychology, Los Angeles, California

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Gertruida Christiana White	Employment agreement	November 22, 2023	N/A
Alexandra McGuan	Employment agreement	January 4, 2022	N/A
David Tiktin	Employment agreement	January 2, 2012	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	35,000,000
Voting Rights	One vote per share.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	If/when the Company issues additional shares of Common Stock, the Securities being issued pursuant to Regulation CF will be diluted.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms or information.	N/A

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of securities of the Company.

As of the date of this Form C, the Company has the following debt outstanding:

Type of debt	Intercompany loan
Name of creditor	Trenche NV Medical
Amount outstanding	$12,000.00
Interest rate and payment schedule	0% Interest
Amortization schedule	Payable upon demand
Describe any collateral or security	None
Maturity date	No maturity date
Other material terms	N/A

Type of debt	Intercompany loan
Name of creditor	BHRC Enterprises
Amount outstanding	$199,500.00
Interest rate and payment schedule	0% Interest
Amortization schedule	Payable upon demand
Describe any collateral or security	None
Maturity date	No maturity date
Other material terms	N/A

Type of debt	Intercompany loan
Name of creditor	BHRMA LA
Amount outstanding	$30,434.64
Interest rate and payment schedule	0%
Amortization schedule	Payable upon demand
Describe any collateral or security	None
Maturity date	No maturity date
Other material terms	N/A

Type of debt	Intercompany loan
Name of creditor	BHRC Franchising
Amount outstanding	$7,000.00
Interest rate and payment schedule	0%
Amortization schedule	Payable upon demand
Describe any collateral or security	None
Maturity date	No maturity date
Other material terms	N/A

Type of debt	Intercompany loan
Name of creditor	BHRC Wellness and Longevity
Amount outstanding	$1,456.78
Interest rate and payment schedule	0%
Amortization schedule	Payable upon demand
Describe any collateral or security	None
Maturity date	No maturity date
Other material terms	N/A

Type of debt	Loan
Name of creditor	CARS
Amount outstanding	$40,839.43
Interest rate and payment schedule	0%
Amortization schedule	Payable upon demand
Describe any collateral or security	None
Maturity date	No maturity date
Other material terms	N/A

Type of debt	Personal loan
Name of creditor	Dan Holtz
Amount outstanding	$88,200.00
Interest rate and payment schedule	12% Annually, not accruing, $28,200 is 0% interest
Amortization schedule	Paid monthly
Describe any collateral or security	None
Maturity date	No maturity date
Other material terms	N/A

The Company has not conducted any offerings, exempt or not, in the past 3 years. Concurrently with this Offering, the Company intends to conduct an offering of its Common Stock under Rule

506(c) of Regulation D to raise up to $5,050,000.00 on substantially the same terms as this Offering (the "Reg D Offering").

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $35,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by Dan Holtz and Devin Haman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Dan Holtz	49.0%
Devin Haman	49.0%

Following the Offering, the Purchasers will own 0.02856% of the Company if the Minimum Amount is raised and 3.408% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the Offering, we do not intend to raise capital again until 2026 or at such time as we need additional funds to launch new verticals or acquire complimentary businesses. We are currently focusing on improving our service and sales mix to increase margins and on growing our hormone and wellness division. We expect to generate profits by December 2025 and intend to devote ourselves to: a) additional video and educational marketing asset creation and marketing; b) expanding our franchise network of owners; c) growing our wellness and longevity client reach; d) increasing organic traffic through social media video strategy and subject matter expertise

The Company intends to improve profitability in the next 12 months by increasing marketing budget and effectiveness using improved SEO, website optimization and advertising strategies as well as update operational playbooks for clinics and provide associated training and expand our franchise footprint by launching a franchise sales campaign with improved franchisee support and infrastructure. In addition, we will pay down high interest debt and equipment loans which will free up capital for use in new equipment acquisition and product launches.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $200,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering and the Reg D Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,235,000 shares of Common Stock for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 25, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private

Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,0000 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $10,0000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price through a negotiation with the broker-dealer assisting with this Offering. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful intermediate and final closing.

Stock, Warrants and Other Compensation
Securities in an amount equal to 2% of the total Securities sold in the Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is KoreTransfer.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of 47,000,000 shares of common stock, par value $0.00 per share, of which 35,010,000 common shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: one vote per share.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- As a holder of Securities, you will have limited rights regarding the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will have fewer rights than those of other investors and will have limited influence on the Company's corporate actions.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE

TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Type of debt	Personal loan
Name of creditor	Dan Holtz
Amount outstanding	$88,200.00
Interest rate and payment schedule	12% Annually, not accruing, $28,200 is 0% interest
Amortization schedule	Paid monthly
Describe any collateral or security	None
Maturity date	No maturity date
Other material terms	N/A

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Devin Haman
(Signature)

Devin Haman
(Name)

CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Christiana White
(Signature)

Christiana White
(Name)

Sr. Vice President
(Title)

11/20/24
(Date)

/s/Alexandra McGuan
(Signature)

Alexandra McGuan
(Name)

Sr. Director Sales and Business Development Corporate and Franchise
(Title)

11/20/24
(Date)

/s/David Tiktin
(Signature)

David Tiktin
(Name)

Comptroller
(Title)

11/20/24
(Date)

/s/Dan Holtz
(Signature)

Dan Holtz
(Name)

Founder, CEO
(Title)

11/20/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Video Transcript
Exhibit D   Subscription Agreement

EXHIBIT A

Financial Statements

Beverly Hills Rejuvenation Center, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Beverly Hills Rejuvenation Center, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 5, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	48,300	373,958
Prepaid Expenses	264	-
Loan Receivable - Related Parties	261,366	273,416
Other Receivable - Related Parties	80,000	80,000
Other Assets	-	30,244
Total Current Assets	389,930	757,618
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	473,319	472,330
Right of Use Asset - Office Space	373,392	485,490
Security Deposits	1,324	1,324
Total Non-Current Assets	848,034	959,144
TOTAL ASSETS	1,237,964	1,716,761
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	198	13,885
Taxes Payable	343	177
Short Term Lease Liability	115,867	107,949
Notes Payable - Related Parties	305,096	129,639
Other Liabilities	1,827	5,445
Total Current Liabilities	423,331	257,095
Long-term Liabilities		
Long Term Lease Liability	268,523	384,389
Notes Payable	489,900	489,900
Total Long-Term Liabilities	758,423	874,289
TOTAL LIABILITIES	1,181,754	1,131,385
EQUITY		
Distributions to Owners	(939,582)	(182,452)
Retained Earnings	995,793	767,828
Total Equity	56,210	585,376
TOTAL LIABILITIES AND EQUITY	1,237,964	1,716,761

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	539,257	760,492
Cost of Revenue	259,638	530,549
Gross Profit	279,620	229,943
Operating Expenses		
General and Administrative	476,078	657,253
Rent and Lease	65,290	83,945
Total Operating Expenses	541,368	741,198
Operating Income (loss)	(261,748)	(511,255)
Other Income		
PPP Loan Forgiveness	-	44,885
Sale of Equipment	50,000	-
License Fees	364,749	370,152
Other Income from Related Parties	83,736	177,800
Other	25,235	15,971
Total Other Income	523,720	608,809
Other Expense		
Interest Expense	34,007	7,350
Total Other Expense	34,007	7,350
Earnings Before Income Taxes	227,965	90,203
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	227,965	90,203

Statement of Changes in Shareholder Equity

	Common Stock		Distributions to Owners	Retained Earnings	Total Shareholder Equity
	# of Shares	Amount			
Beginning Balance at 1/1/2022	1,000	-		677,625	677,625
Distributions to Owners	-		(182,452)	-	(182,452)
Net Income (Loss)	-		-	90,203	90,203
Ending Balance 12/31/2022	1,000		(182,452)	767,828	585,376
Distributions to Owners	-		(757,131)	-	(757,131)
Net Income (Loss)	-		-	227,965	227,965
Ending Balance 12/31/2023	1,000		(939,582)	995,793	56,211

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	227,965	90,203
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(13,687)	(118,667)
Prepaids	(264)	-
Other Receivables- Related Parties	-	228,544
Other	30,941	13,835
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,990	123,711
Net Cash provided by (used in) Operating Activities	244,955	213,914
INVESTING ACTIVITIES		
Equipment	(988)	94,137
Loan Receivables - Related Parties	12,050	-
Net Cash provided by (used by) Investing Activities	11,062	94,137
FINANCING ACTIVITIES		
Proceeds from/(Repayment of) Notes Payable - Related Parties	175,457	(214,721)
Proceeds from Notes Payables	-	191,915
Distributions to Owners	(757,131)	(182,452)
Net Cash provided by (used in) Financing Activities	(581,674)	(205,258)
Cash at the beginning of period	373,958	271,164
Net Cash increase (decrease) for period	(325,658)	102,793
Cash at end of period	48,300	373,958

Beverly Hills Rejuvenation Center, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Beverly Hills Rejuvenation Center, Inc. (BHRC) ("the Company") was formed in California on November 30th, 2005. The Company specializes in advanced anti-aging, skin care and weight loss treatments. We offer a wide range of non-surgical aesthetic services, including injectables, facial services, skin treatments, laser treatments, body contouring, regenerative therapies, and hormone and wellness therapies. BHRC operates multiple corporate and franchise locations across the United States, including in Arizona, California, Nevada, New Jersey, and Texas. Each center is individually licensed or franchised, and privately owned and operated. Our services are private pay, retail medicine and is a direct-to-consumer business model. In addition to the aesthetic medical and wellness services, we also have private label retail products as a revenue stream and will continue to expand our retail product lines.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Variable Interest Entities

From time to time the company may become the primary economic beneficiary of certain of its locations and have the right to control the activities that most significantly impact them. The Company has elected to apply the Private Company Alternative under ASC 810, *Consolidation*, for certain variable interest entities. This alternative exempts the Company from consolidating variable interest entities under common control if they meet the criteria for the private company scope exception. The Company applied the criteria set forth by ASC 810-10-15-17AA and concluded that it is not required to consolidate certain entities for which it has a variable interest. Management has evaluated the potential impact on the financial statements and determined that this alternative does not significantly affect the Company's financial position or results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Service Income: Revenue is recognized when services are rendered. The Company's primary performance obligation is to ensure to render services as agreed upon with customers. The Company offers no financing for their customers---if they seek outside financing (i.e. Care Credit) the contract is between the customer and the financing entity. Refunds are only given if requested before any services are rendered. The Company recognized service income of $215,895 and $48,852 in 2023 and 2022, respectively.

Product Income: The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. The Company recognized product income of $323,362 and $711,640 in 2023 and 2022, respectively.

Other Income

The Company had recognized other income of $523,720 and $708,809 in 2023 and 2022, respectively, consisting primarily of license fees totaling $352,872 and $370,152 in 2023 and 2022, respectively. In 2020, the Company entered into a license agreement that contained an initial one-time license fee of $20,000 as well as 3.75% of gross sales from the preceding week.

The Company also recognized revenue from related parties totaling $83,736 and $177,800 primarily consisting of outsourced labor.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost
Furniture & Fixtures	10	20,780
Computers & Equipment	5	142,497
Leasehold Improvements	15	529,305
Totals Fixed Assets	–	**692,582**
Accumulated Depreciation	-	(219,263)
Grand Total	–	**473,319**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the Company $88,200. The loan accrues interest at 12% annually and is due on demand. The balance of the loan was $88,200 as of December 31st, 2023.

A related party loaned the Company $40,839. The loan does not accrue interest and is due on demand. The balance of the loan was $40,839 as of December 31st, 2023.

The Company had various loan receivables from related party entities totaling $261,366 as of December 31st, 2023. The loan receivables do not accrue interest and are due on demand.

The Company had various loan payables from related party entities totaling $305,096 as of December 31st, 2023. The loan payables do not accrue interest and are due on demand.

The Company had receivables from related entities from non-revenue producing work performed for related entities totaling $80,000 as of December 31st, 2023. The receivables do not accrue interest and are due on demand.

See Other Income disclosure above for details of other income generated from related parties.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Management Services Agreement

In 2022, the Company "Manager" entered into a Management Services Agreement "MSA" with Beverly Hills Rejuvenation Medical Associates, Inc. "Practice" in which the Company has agreed to provide certain services including comprehensive management, administrative and other related services to the Practice. All monies arising from the Practice operations will be received by the Company on behalf of the Practice and the Company will, in the name of the Practice, deposit all amounts in the revenue account. The Company recognizes revenue based on fees charged to the Practice for management and administrative services provided. These fees are calculated in line with the MSA terms and reflect the fair market value of the services rendered. Any payments made to the Practice or distributions under the MSA are recorded as expenses or disbursements in the financial statements.

Leases

On February 2nd, 2022, the Company extended its office lease agreement. The lease expires on January 31st, 2027. The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ending 2023-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	245,976
Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	245,976

Other Information

(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	234,978
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	584,810
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	3.08
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2024-12	-	127,909
2025-12	-	131,751
2026-12	-	135,702
2027-12	-	11,336
2028-12	-	-
Thereafter	-	-
Total undiscounted cash flows	-	406,698
Less: present value discount	-	(22,309)
Total lease liabilities	-	384,389

NOTE 5 – LIABILITIES AND DEBT

The Company entered into an SBA loan agreement for which they received $490,000. The loan accrues interest at 3.75% and is due on August 3rd, 2050. The balance of the loan was $489,900 as of December 31st, 2023.

See Note 3 – Related Party Transactions for details of related party loans.

**Debt Principal Maturities 5 Years
Subsequent to 2023**

Year	Amount
2024	$305,096
2025	-
2026	-
2027	-
2028	-
Thereafter	$489,000

NOTE 6 – EQUITY

The Company has authorized 1,000 common shares with a par value of $0.00001 per share. 1,000 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 5, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT B

Company Summary



Beverly Hills Rejuvenation Center

Med Spa • Wellness





Founded in 2005 by Devin Haman and Dan Holtz, Beverly Hills Rejuvenation Center was among the first true Rejuvenation Center, blending advanced expertise in aesthetics, hormone balancing, and regenerative wellness to reduce (and, in some cases, reverse) the signs of aging from the inside out.

BHRC has served over 300,000 clients, with exponential growth over the past 5 years:

- Over 50,000 visitors to the BHRC website each month
- Listed on Inc5000 Fastest Growing Companies since 2019

BHRC (COMPANY) Conclusion
PRIMARY DIFFERENTIATOR:
- BHRC is **NOT** "just another medspa"
- Patients experience improved appearance (on the outside) and health (on the inside).
- Brand, longevity and reputation lead to higher consumer expectation.

Competition Conclusion
PRIMARY DIFFERENTIATOR:
- BHRC offers wellness **AND** aesthetics
- Desired result achieved by more skilled provider
- Desired result meets emotional benefit, not discount based

Consumer Conclusion
PRIMARY DIFFERENTIATOR:
- Consumer is higher to upper class
- Consumer desires a pause in aging but not savvy to industry language
- Consumer is influenced by media (traditional and digital) but greatly by provider and peer referrals.

- Cash only retail medicine clinics housed in Class A locations

Beverly Hills Rejuvenation Center is seeking an investor partner that understands our unique placement in the marketplace, shares our passion for creating comprehensive aesthetic and wellness solutions for clients, and appreciates our commitment to continual growth through cutting-edge technology, advanced medical techniques, and nationwide brand awareness.

A GROWING BRAND IN A GROWTH INDUSTRY


BEVERLY HILLS
REJUVENATION CENTER
NEW JERSEY
North Bergen, NJ
NEVADA
Las Vegas NV - Boca Park
Las Vegas, NV - Summerlin
TEXAS
Austin, TX - Bee Cave
Cedar Park, TX
Dominion Creek, TX
Flower Mound, TX
Fort Worth, TX
Fort Worth, TX - Alliance
Frisco, TX
Highland Park, TX
Houston, TX - CityCentre
Houston, TX - River Oaks
San Antonio, TX- Dominion Creek
San Antonion, TX - Stone Creek
Southlake, TX
COMING SOON:
San Antonio, TX- Quarry
CALIFORNIA
Chino Hills, CA
Del Mar Highlands, CA
Huntington Beach, CA
La Jolla, CA
Los Angeles, CA
Newport Beach, CA
Westlake Village, CA
COMING SOON:
West Hollywood, CA
Valencia,CA
Woodland Hills, CA

Beverly Hills Rejuvenation Center began growing rapidly with the expansion of both corporately owned locations and the introduction of franchise opportunities in 2017. As of 2024, there are 24 BHRC clinics open and operating nationwide, including 8 corporate locations and 16 franchised & licensed locations, with new locations under development in California, Nevada, and Texas.

[Download the BHRC Franchise Brochure]

2022 Medical Spa State of the Industry: Executive Summary



TOTAL # OF MEDICAL SPAS:
- 2021: 7,430
- 2022: 8,841
- 2025 Estimated: 11,553



Average Annual Medical Spa Revenue

2021: $1,722,551

2022: $1,982,896

15% increase year-over year

Industry Annual Revenue:
- 2021:
- $ 1,605,106*-$1,722,551
- 2025 Estimated: $2,006,725*- $2,310,543



Source: AmSpa Medical Spa State of the Industry 2022

BHRC's retail centers have generated over $35,000,000 in revenue, with sales as high as $4,300,000/yr in a single location.



Benefits of BHRC Franchising

- Depth of experience, industry leaders
- Established brand name
- Marketing support
- Purchasing power
- Real estate & construction support
- Proven operating system
- Ongoing training and business development support
- Celebrity testimonials


BEVERLY HILLS REJUVENATION CENTER

With franchise opportunities and a seasoned team of professionals driving the brand, Beverly Hills Rejuvenation Center is uniquely positioned for rapid growth.

Download the BHRC Franchise Disclosure Document



CELEBRITY ENDORSEMENTS & NATIONAL PR



Founders Devin Haman and Dan Holtz celebrate one of our latest location openings with appearances by Dean Cain, Ali Landry, Tesera Giudice, and Grethen Rossi

Beverly Hills Rejuvenation Center has a long list of celebrity clientele. Endorsements from our VIP clients are often captured by national media, establishing our reputation for providing the best in both aesthetic services and wellness & regenerative treatments.



In addition to celebrity endorsements, Beverly Hills Rejuvenation Center has partnered with former Miss USA and RE/SHAPE founder Ali Landry to promote our mission.

As a spokesmodel for BHRC, Ali has shared her treatments and results on national outlets like The Doctors, and is featured in our national marketing campaigns and commercials.

Download the BHRC Press Kit

You've likely already seen Beverly Hills Rejuvenation Center in the press this year, with several high-profile events covered by national media:



- BHRC sponsored [Phaedra Parks' 50th birthday](#) by providing swag bags and gifted services to her VIP guest list
- Brandi Glanville [raved about her skin tightening treatments](#) to People magazine, sharing that BHRC has helped her build her confidence back

- Sundance Film Festival hosted a BHRC Pop-Up experience at the NFP Inspire Lounge. Among the attendees was Jon Gosselin, who has since embarked on a wellness and weight loss journey with BHRC that has been featured on [Entertainment Tonight](#)

[**Download the BHRC 2024 Sundance Film Festival Press Kit**](#)

  
Founders Devin Haman and Dan Holtz have established themselves and the Beverly Hills Rejuvenation Center brand as more than just a celeb hot spot; BHRC is a pioneer and thought leader in holistic wellness, rejuvenation, and aesthtics.

In 2019, Dan Holtz co-authored The Trifecta of Health, earning endorsements from Dean Cain and Tony Robbins.

Tony Robbins also mentions Beverly Hills Rejuvenation Center by name in his 2022 book, Life Force: How New Breakthroughs in Precision Medicine Can Transform the Quality of Your Life & Those You Love.

CUTTING EDGE SERVICES & PROPRIETARY PRODUCTS



What draws VIP clientele to our doors is the unique, cutting edge service offerings and proprietary products that can only be found at Beverly Hills Rejuvenation Center.

While many brands in the industry are slow to adopt new technologies, BHRC is blazing the trail with treatments that align with our passion for the latest regenerative and holistic treatments.

- CellSound Electrosonic Resonance: Using a combination of non-focused ultrasound technology and electric field resonance, CellSound builds new collagen, regenerates elasticity, stimulates fat loss, and improves cellular metabolism without pain or downtime.
- Endoret Plasma Gel & Platelet Rich Growth Factor: Endoret is rich in growth factors and polymerized fibrin, delivering both support and viscosity. The gel shares similar biochemical properties with membrane and clot formulations, enabling a gradual release of growth factors for both aesthetic treatments and regenerative joint injections.
- Rejuran Healing Essence: With c-PDRN technology, we've introduced several BHRC Signature skin resurfacing and tightening procedures, using Rejuran to speed healing, shorten downtime, and improve long-term results.
- BHRC Premier Weight Loss Program: BHRC's Medical Weight Loss Program sets us apart by using the most pure and stable products, structured clinical support of our clients, and bundled wellness offerings to enhance results

support of our clients, and bundled wellness offerings to enhance results.



Beyond the introduction of new technologies, Beverly Hills Rejuvenation Center has also developed our own propriety products. Our Rejuvology skin care line includes 3 branded products available for purchase in our clinics, and nationwide via e-commerce.

Rejuvology has been featured 4 times on Fox & Friends, selling over 15,000 units and generating over $600,000 in revenue.

A national commercial for the Rejuvology line will launch in Q2 2024.



RESURFACE Exfoliating Gel
Apply to clean, dry skin, massaging the product over the face and décolletage in a circular motion. Wipe clean with a warm washcloth.



REFRESH Serum
Apply to the face and décolletage after exfoliating or cleansing skin, let it absorb for maximum moisturizing effect.



REVIVE Eye Serum
Apply twice daily by gliding a small amount onto the silver wand. Gently massage around the eye area for increased micro-circulation.

Download the Rejuvology Product Brochure



In the Wellness & Longevity department, Beverly Hills Rejuvenation Center has developed Vita9, a dietary supplement available for purchase and bundled as a part of the BHRC Premier Weight Loss Program.

Vita9 is a proprietary blend of fruits, vegetables, prebiotics, and probiotics for digestive and nutrition support.

Learn More About Vita9

PROVEN SYSTEMS



People Leader
Hire strong
Develop everyone
Retain with culture
Process Expert
Consistent adherence
Continuous improvement
Performance Enhancer
Clearly Defined Goals
Routine Recognition
Diagnose and correct root cause issues

With a proven model honed over 20 years, Beverly Hills Rejuvenation Center has tested and expanded its systems to ensure success across markets and in new locations. Programs have been developed to support marketing, sales, and operations, including:

- Customer Acquisition Funnel & Virtual Sales Consultations: To ensure our lead generation strategy remains strong, BHRC has partnered with advertising experts on key digital platforms like Google, Facebook, Instagram, and Yelp to target new clients and expand offerings to our existing database. These leads are funneled through our in-house Advanced Aesthetic Consultants, who each have over 10 years of aesthetic sales experience and have generated over $265,000 of sales in the past 2 months.
- Brand DNA: BHRC has a firm understanding of our consumer, our position in the market, and how to align our strategies with the mission thanks to our Brand DNA analysis and guidelines.



- BHRC Beauty Bank Membership: Our newest membership program has outperformed all previous programs combined, with over 800 memberships sold in its first 5 months, exceptional retention rates, and $80,000/mo in recurring revenue.

- Clinic of Excellence Program: Launched this year, BHRC's Clinic of Excellence Program outlines our 10 Stars for Customer Service, creating a consistent and elevated client experience in every single location, alongside recognition programs for locations that excel in our 10 Star Client Care.

- Established Resources: To support all locations, BHRC has developed a series of Operations Manuals, Training Systems, Marketing and Construction Branding Guides, and all HR related materials required to ensure consistency and success as we continue to grow.

WHAT'S NEXT FOR BHRC

In keeping with our brand DNA message of helping our patients experience improved appearance and wellness with state-of-the-art treatments and services, we are currently exploring a variety of cutting-edge wellness and beauty procedures, each capable of delivering outstanding results with excellent returns for the organization.

Energy Enhancement

The Energy Enhancement (EE) System is a technology that generates a therapeutic energy field, also known as scalar wave, that raises the energy level of every cell in the body. The EE System can promote overall wellness, cell regeneration, immune function, pain relief, detoxification, mood elevation, and brain balance.

Regenerative DNA Treatment

This highly advanced treatment "turns on" the regenerative DNA messaging that typically stops by our late teens. This DNA treatment makes stem cell treatment exponentially more effective, causing the body to rebuild areas of injury and damage with precisely targeted regenerative messaging.

New Proprietary Products & Brand Awareness

As we expand our treatment offerings, we will also continue to expand our product lines and national brand presence. Products like BHRC Collagen, partnerships with over 300 casinos, and potential for a reality show on E! Entertainment are all opportunities that are in the early stages of development.

EXHIBIT C

Video Transcript

00:00

The Med Spot Beauty and Rejuvenation Market is exploding estimated to reach over $270 billion by 2030 now you can invest in Beverly Hills Rejuvenation Center one of the leading companies driving this growth with 24 centers Nationwide generating $36 million annually with plans to expand to 100

00:18

centers by 2029 ranked by Inc 5000 as one of the fastest growing companies four years in a row now it's your chance for the first time ever you can invest in this rapidly expanding company just call 80055 51212 to find out how Beverly Hills Rejuvenation Center offers proven

01:35

Cutting Edge aesthetic treatments weight loss Solutions hormone therapy and the list goes on hi I'm Ali Landry I have to say I really do trust Beverly Hills Rejuvenation Center for all of my beauty and wellness needs they definitely keep me looking my best don't miss your

01:50

chance to invest before they're acquired or go public call 1 18005551212 now Beverly Hills Rejuvenation Center leading the growth in American Med spas

EXHIBIT D

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Beverly Hills Rejuvenation Center, Inc.
1856 S. Sepulveda Blvd.
Los Angeles, CA 90025

Ladies and Gentlemen:

The undersigned (the "Purchaser") understands that Beverly Hills Rejuvenation Center, Inc., a corporation organized under the laws of the State of California (the "Company"), is offering up to $1,235,00.00 of shares of Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C filed with the SEC, as amended from time to time (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the Purchaser hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The Purchaser acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Purchaser at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on November 25, 2025, or at such other time and place as the Company may designate by notice to the Purchaser.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the Purchaser by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Facilitator shall release such funds to the Company. The Purchaser shall receive notice

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and evidence of the entry of the number of Securities owned by Purchaser reflected on the books and records of the Company and verified by KoreTransfer (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The Purchaser hereby represents and warrants to and covenants with the Company that:

a) General.
i. The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

ii. The Purchaser is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The Purchaser has received a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The Purchaser understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Purchaser represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Title3Funds.com, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Title3Funds or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Title3Funds.com nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Securities. The Purchaser acknowledges that neither the Company, Title3Funds.com nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Purchaser's authority or suitability to invest in the Securities.

iv. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

vi. The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Purchaser.

vii. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the Purchaser regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for the Purchaser.

d) Status of Undersigned.

i. The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Purchaser has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The Purchaser is acquiring the Securities solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Purchaser understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Subscription Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The Purchaser agrees that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF and in a manner consistent with this Subscription Agreement.

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7. Conditions to Obligations of the Undersigned and the Company. The obligations of the Purchaser to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the Purchaser contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the Purchaser shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF and this Subscription Agreement.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Purchaser without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Purchaser ("Proceedings"), the Purchaser irrevocably submits to the jurisdiction of the federal or state courts located in the State of California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Beverly Hills Rejuvenation Center, Inc. 1856 S. Sepulveda Blvd, Los Angeles, CA 90025 Attn: Devin Haman, CFO Email: dhaman@bhrcenter.com
If to the Purchaser:	[PURCHASER ADDRESS] [PURCHASE E-MAIL]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Purchaser and (iii) the death or disability of the Purchaser.

20. Notification of Changes. The Purchaser hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Purchaser contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Purchaser has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [AMOUNT OF SECURITIES TO BE ACQUIRED BY PURCHASER] for [TOTAL AMOUNT TO BE PAID BY PURCHASER].

Beverly Hills Rejuvenation Center, Inc.
By_____ Name: Devin Haman Title: CFO